Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2025
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2025

(expressed in thousands of US dollars)
	Notes	December 31, 2025	March 31, 2025
Assets		$	$

Current assets
Cash and cash equivalents		479,002	558,469
Trade and other receivables	9	40,135	53,077
Merchant cash advances	18	105,642	106,169
Inventories		12,086	14,612
Other current assets	10	68,341	65,696

Total current assets		705,206	798,023

Lease right-of-use assets, net		16,268	12,714
Property and equipment, net		17,042	17,102
Intangible assets, net		93,113	159,542
Goodwill	11	806,130	797,962
Other long-term assets	12	37,475	40,562
Deferred tax assets		449	298

Total assets		1,675,683	1,826,203

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	80,363	73,075
Lease liabilities		5,408	5,654
Income taxes payable		1,332	1,540
Deferred revenue		68,915	68,714

Total current liabilities		156,018	148,983

Deferred revenue		843	1,088
Lease liabilities		14,801	11,319
Other long-term liabilities		1,662	562
Deferred tax liabilities		72	284

Total liabilities		173,396	162,236

Shareholders’ equity
Share capital	15	3,912,508	4,157,395
Additional paid-in capital		203,911	200,634
Accumulated other comprehensive income (loss)	16	3,760	(7,462)
Accumulated deficit		(2,617,892)	(2,686,600)

Total shareholders’ equity		1,502,287	1,663,967

Total liabilities and shareholders’ equity		1,675,683	1,826,203

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2025 and 2024

(expressed in thousands of US dollars, except per share amounts)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2025	2024	2025	2024
		$	$	$	$

Revenues	4	312,346	280,134	936,251	823,407

Direct cost of revenues	5, 6	178,769	164,260	538,438	485,042

Gross profit		133,577	115,874	397,813	338,365

Operating expenses
General and administrative	6	29,575	29,459	93,388	92,562
Research and development	6	33,189	32,148	98,308	90,139
Sales and marketing	6	68,464	54,012	206,686	176,763
Depreciation of property and equipment		1,792	1,891	5,124	5,717
Depreciation of right-of-use assets		1,306	1,218	3,786	3,981
Foreign exchange loss (gain)		571	2,514	(1,957)	1,262
Acquisition-related compensation		157	157	471	209
Amortization of intangible assets		34,781	22,105	104,143	67,612
Restructuring	14	1,381	6,368	4,213	16,073

Total operating expenses		171,216	149,872	514,162	454,318

Operating loss		(37,639)	(33,998)	(116,349)	(115,953)

Net interest income	7	4,851	8,388	3,861	28,097

Loss before income taxes		(32,788)	(25,610)	(112,488)	(87,856)

Income tax expense (recovery)
Current		1,117	867	3,924	3,360
Deferred		(327)	109	(567)	37

Total income tax expense		790	976	3,357	3,397

Net loss		(33,578)	(26,586)	(115,845)	(91,253)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		236	(8,511)	8,214	(3,662)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		611	(3,837)	3,008	(3,767)

Total other comprehensive income (loss)	16	847	(12,348)	11,222	(7,429)

Total comprehensive loss		(32,731)	(38,934)	(104,623)	(98,682)

Net loss per share – basic and diluted	8	(0.24)	(0.17)	(0.83)	(0.59)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended December 31, 2025 and 2024

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2025	2024
Cash flows from (used in) operating activities	$	$
Net loss	(115,845)	(91,253)
Items not affecting cash and cash equivalents
Amortization of intangible assets	104,143	67,612
Depreciation of property and equipment and lease right-of-use assets	8,910	9,698
Deferred income tax expense (recovery)	(567)	37
Share-based compensation expense	45,657	42,983
Unrealized foreign exchange loss (gain)	(654)	100
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	12,386	18,915
Merchant cash advances	527	(27,080)
Inventories	2,526	621
Other assets	1,777	(11,516)
Accounts payable and accrued liabilities	10,991	3,546
Income taxes payable	(208)	(955)
Deferred revenue	(44)	(7,605)
Other long-term liabilities	1,100	170
Net interest income	(3,861)	(28,097)

Total operating activities	66,838	(22,824)

Cash flows from (used in) investing activities
Additions to property and equipment	(5,226)	(2,840)
Additions to intangible assets	(37,710)	(13,284)
Acquisition of business, net of cash acquired	(165)	(6,813)
Interest income	17,108	30,534

Total investing activities	(25,993)	7,597

Cash flows from (used in) financing activities
Proceeds from exercise of stock options, net of tax withholding for net share settlement	1,124	1,829
Shares repurchased and cancelled	(86,238)	(39,946)
Shares repurchased for settlement of non-treasury RSUs	(30,208)	—
Payment of lease liabilities	(6,392)	(6,333)
Financing costs	(63)	(45)

Total financing activities	(121,777)	(44,495)

Effect of foreign exchange rate changes on cash and cash equivalents	1,465	(812)

Net decrease in cash and cash equivalents during the period	(79,467)	(60,534)

Cash and cash equivalents – Beginning of period	558,469	722,102

Cash and cash equivalents – End of period	479,002	661,568

Income taxes paid	3,905	4,242
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2025		146,399,347	4,157,395	200,634	(7,462)	(2,686,600)	1,663,967

Net loss		—	—	—	—	(115,845)	(115,845)
Exercise of stock options and settlement of share awards		2,069,998	36,587	(35,463)	—	—	1,124
Share-based compensation		—	—	45,657	—	—	45,657
Shares repurchased and cancelled	15	(9,013,953)	(255,975)	—	—	182,345	(73,630)
Shares repurchased for settlement of non-treasury RSUs	15	(2,594,833)	(30,208)	—	—	—	(30,208)
Settlement of non-treasury RSUs	15	404,758	4,709	(6,917)	—	2,208	—
Other comprehensive income	16	—	—	—	11,222	—	11,222

Balance as at December 31, 2025		137,265,317	3,912,508	203,911	3,760	(2,617,892)	1,502,287

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401

Net loss		—	—	—	—	(91,253)	(91,253)
Exercise of stock options and settlement of share awards, net of shares withheld for taxes		2,095,915	63,229	(61,400)	—	—	1,829
Share-based compensation		—	—	42,983	—	—	42,983
Shares repurchased and cancelled	15	(2,673,926)	(75,973)	—	—	36,027	(39,946)
Other comprehensive loss	16	—	—	—	(7,429)	—	(7,429)

Balance as at December 31, 2024		152,969,605	4,349,947	195,501	(11,474)	(2,215,389)	2,318,585

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Québec, Canada. Lightspeed's one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, order their inventory, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2025.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 4, 2026.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2025.
As at April 1, 2025, the estimated useful lives of the acquired software technologies and customer relationships were revised. Assuming that the intangible assets are held until the end of their revised estimated useful lives, amortization in future years will be increased/(decreased) by the following amounts:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

Fiscal Year	$

2026	47,931
2027	(45,577)
2028	(2,354)
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.
New and amended material accounting policies issued but not yet effective
As described in the most recent audited annual consolidated financial statements, the Company continues to evaluate the impact of the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, and the impact of IFRS 18, Presentation and Disclosure in Financial Statements, on its consolidated financial statements.
    4. Revenues

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Subscription revenue	92,951	88,064	277,356	256,914
Transaction-based revenue	209,447	181,659	629,772	539,464
Hardware and other revenue	9,948	10,411	29,123	27,029

Total revenues	312,346	280,134	936,251	823,407
Transaction-based revenue includes $13,689 and $36,301 of revenue from the Company's merchant cash advance program for the three and nine months ended December 31, 2025, respectively (December 31, 2024 – $10,246 and $27,293).
    5. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Subscription cost of revenue	16,523	18,385	50,966	53,901
Transaction-based cost of revenue	145,179	131,439	441,416	392,888
Hardware and other cost of revenue	17,067	14,436	46,056	38,253

Total direct cost of revenues	178,769	164,260	538,438	485,042

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and severances included in restructuring, excluding government assistance and acquisition-related compensation, for the three and nine months ended December 31, 2025, was $88,931 and $265,750 (December 31, 2024 – $86,831 and $256,786).
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Direct cost of revenues	651	840	1,547	2,653
General and administrative	5,332	4,579	14,937	14,413
Research and development	7,448	5,267	19,648	14,189
Sales and marketing	3,072	2,879	11,768	13,511

Total share-based compensation and related payroll taxes	16,503	13,565	47,900	44,766
As at December 31, 2025, the Company had 10,896,856 options (320,490 of which have vesting dependent on market conditions tied to the Company's future share price performance), 7,890,059 restricted share units and 242,354 deferred share units outstanding (December 31, 2024 - 10,341,253 options, 6,098,900 restricted share units and 152,158 deferred share units outstanding).
    7. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Interest income	5,155	8,704	16,586	29,163
Interest expense and finance costs	(304)	(316)	(12,725)	(1,066)

Net interest income	4,851	8,388	3,861	28,097

Interest expense and finance costs for the three and nine months ended December 31, 2025 includes a loss from the change in fair value of the share repurchase liability related to the automatic share purchase plan (“ASPP”) of nil and $11,800 (December 31, 2024 – nil).
    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares are the same for the three and nine months ended December 31, 2025 and 2024. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024

Issued and outstanding Common Shares	137,265,317	152,969,605	137,265,317	152,969,605
Weighted average number of Common Shares outstanding - basic and diluted	138,634,403	154,283,524	139,054,322	154,190,673

Net loss per share – basic and diluted	($0.24)	($0.17)	($0.83)	($0.59)
The issued and outstanding Common Shares as at December 31, 2025 are net of 2,190,075 Common Shares that have been purchased and are held in trust as described in note 15 (December 31, 2024 - nil).
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 17,412,055 and 17,447,966 stock options and share awards for the three and nine months ended December 31, 2025 (December 31, 2024 - 15,461,898 and 15,942,449). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	December 31, 2025	March 31, 2025
	$	$

Trade receivables	31,180	39,744
Allowance for expected credit losses	(6,202)	(6,445)

Trade receivables, net	24,978	33,299

Research and development tax credits receivable	9,066	7,626
Sales tax receivable	4,429	9,898
Accrued interest and other	1,662	2,254

Total trade and other receivables	40,135	53,077
    10. Other current assets

	December 31, 2025	March 31, 2025
	$	$

Restricted cash and restricted deposits	1,539	1,364
Prepaid expenses and deposits	23,657	29,414
Commission asset	18,696	18,010
Contract asset and other	24,449	16,908

Total other current assets	68,341	65,696

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    11. Goodwill
Impairment analysis
During the three months ended December 31, 2025, the Company's annual impairment test of goodwill was performed for the Company's operating segment (the "Segment") which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed its annual impairment test of goodwill as at December 31, 2025 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2025. Fair value less costs of disposal is a Level 3 measurement (see note 18). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2025, and the key assumption that would have been required to recover the carrying amount.

Key Assumptions	Value used in impairment model	Breakeven value assuming all other key assumptions were held constant

Discount Rate (%)	16%	27%
Terminal Value Multiple	1.1	0.6
Revenue Growth Rate (%)	15%	5%

Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    12. Other long-term assets

	December 31, 2025	March 31, 2025
	$	$

Restricted cash	475	510
Prepaid expenses and deposits	4,558	5,486
Commission asset	19,856	18,877
Contract asset	12,586	15,689

Total other long-term assets	37,475	40,562
    13. Accounts payable and accrued liabilities

	December 31, 2025	March 31, 2025
	$	$

Trade payables and trade accruals	42,703	34,146
Accrued compensation and benefits	27,449	25,538
Accrued payroll taxes on share-based compensation	3,324	2,892
Sales tax payable	3,647	4,655
Provisions and other	3,240	5,844

Total accounts payable and accrued liabilities	80,363	73,075
    14. Contingencies, provisions and commitments
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Québec. The application was sought on behalf of purchasers of the Company's securities, and based upon allegations that the defendants made false and/or misleading statements to the public, both on the primary and secondary market. The plaintiffs sought unspecified damages. On June 16, 2025, the Company and the plaintiffs agreed in principle that the Company would pay $7,568 in full and final settlement of the proceedings, inclusive of class counsel fees, notice and administration costs, fees, and expenses relating to the settlement or the litigation. The Company paid the settlement amount of $7,568 in escrow in July 2025. The settlement was approved by the Superior Court of Québec in November 2025.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable and, in December 2025, the PTAB's decisions were affirmed by the United States Court of Appeals for the Federal Circuit. The lawsuit was dismissed by the United States District Court for the Western District of Texas on January 7, 2026.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Except as indicated, the Company has not provisioned for the above-referenced matters.
Restructuring
The Company implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense consisted primarily of cash severance costs.
Provision for severance

	Nine months ended December 31,
	2025	2024
	$	$

Balance - Beginning of period	1,715	2,591
Expensed during the period	4,213	16,073
Paid during the period	(4,644)	(15,188)

Balance - End of period	1,284	3,476
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 13.
Commitments
During the nine months ended December 31, 2025, the Company increased its significant commitments from those disclosed in its audited annual consolidated financial statements for the fiscal year ended March 31, 2025. The Company renegotiated certain contracts with a service provider which include additional commitments totalling $46,000 over the next five fiscal years.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.
Normal Course Issuer Bid
The TSX and the Board of Directors of the Company approved the renewal of the Company's normal course issuer bid ("NCIB") to purchase at its discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
In connection with the NCIB, the Company also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During the nine months ended December 31, 2025, under the NCIB and pursuant to the ASPP, the Company repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85,430 (December 31, 2024 - 2,673,926 Subordinate Voting Shares for a total consideration, including transaction costs, of $39,946). Interest expense and finance costs for the nine months ended December 31, 2025 includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11,800. There was no share repurchase liability outstanding as at December 31, 2025.
Common Shares purchased for settlement of non-treasury RSUs
Non-treasury RSUs have the same features as RSUs, except that they can either be settled in cash based on the Company’s share price on the settlement date, or through the delivery of Common Shares purchased on the open market, at the Company's option. For the three and nine months ended December 31, 2025, the non-treasury RSUs were settled in Common Shares purchased on the open market.
The Company has established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, the Company directs the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at December 31, 2025, a total of 2,190,075 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (December 31, 2024 - nil Common Shares).
    16. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Balance as at March 31,	(4,966)	(4,234)	(2,496)	189	(7,462)	(4,045)

Foreign currency differences on translation of foreign operations	8,214	(3,662)	—	—	8,214	(3,662)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	3,192	(3,835)	3,192	(3,835)
Deferred income tax recovery (expense)	—	—	(184)	68	(184)	68

Balance as at December 31,	3,248	(7,896)	512	(3,578)	3,760	(11,474)

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $62,500 CAD as at December 31, 2025 (March 31, 2025 - $113,750 CAD).
    17. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Short-term employee benefits	774	547	2,462	1,854
Share-based payments	2,489	2,954	8,850	9,469

Total compensation paid to key management personnel	3,263	3,501	11,312	11,323
    18. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the nine months ended December 31, 2025 include an average repayment period of 7 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $10,061. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Nine months ended December 31,
	2025	2024
	$	$

Balance - Beginning of period	106,169	74,236
Principal issued	257,520	207,061
Amounts collected	(284,287)	(197,552)
Transaction-based revenues from fees collected incorporating fair value movement	36,301	27,293
General & administrative expenses from amounts deemed uncollectible	(10,061)	(9,722)

Balance - End of period	105,642	101,316
As at December 31 and March 31, 2025, the fair value of the financial instruments measured at fair value in the consolidated balance sheets were as follows:

	December 31, 2025			March 31, 2025

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	479,002	479,002	Level 1	558,469	558,469
Restricted cash and restricted deposits	Level 1	2,014	2,014	Level 1	1,874	1,874
Merchant cash advances	Level 3	105,642	105,642	Level 3	106,169	106,169
Foreign exchange forward contracts	Level 2	696	696	Level 2	0	0
Liabilities:
Foreign exchange forward contracts	Level 2	0	0	Level 2	2,496	2,496